Exhibit 4.3
REPLY! INC.
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE
AGREEMENT
     This Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Agreement”) is made as of March 19, 2007, by and among Reply! Inc., a California corporation (the “Company”), Payam Zamani, Behnam Behrouzi and John Truchard (collectively, the “Founders” and singularly a “Founder”), the holders of common stock listed on the Schedule of Non-Founders, attached hereto as Exhibit A (the “Schedule of Non-Founders”) (the “Non- Founders” and together with the Founders, the “Common Stock Holders”) and the purchasers listed on the Schedule of Investors (collectively, the “Investors” and singularly an “Investor”), attached hereto as Exhibit B, (the “Schedule of Investors”).
RECITALS
     A. The Founders currently own shares of the Company’s common stock, (the “Common Stock”) as set forth on the Schedule of Founders attached hereto as Exhibit C (the “Schedule of Founders”) which shares of Common Stock are subject to a right of first refusal in favor of the Company or its assigns.
     B. The Non-Founders currently own shares of Common Stock as set forth on the Schedule of Non-Founders which shares of Common Stock are subject to a right of first refusal in favor of the Company or its assigns.
     C. Certain of the Investors currently own shares of the Company’s Series A Preferred Stock (the “Series A Holders”).
     D. Certain persons or entities (the “Series B Purchasers”) will be acquiring shares of Series B Preferred Stock (“Series B Preferred”) of the Company pursuant to the Series B Preferred Stock Purchase Agreement, of even date herewith, by and among the Series B Purchasers and the Company (the “Purchase Agreement”).
     E. The Purchase Agreement provides that, as a condition to the Company’s and the Series B Purchasers’ obligations to sell and purchase shares of the Company’s Series B Preferred, the Company, the Founders, the Non-Founders and Series A Holders will enter into this Agreement in order to provide, among other things, (i) Investors with rights of first refusal and co-sale with respect to Common Stock currently owned by the Founders and any other capital stock of the Company hereafter owned or acquired by the Founders, (ii) the Company with rights of first refusal with respect to shares of Common Stock held by the Common Stock Holders and (iii) certain Common Stock Holders with rights of first refusal and co-sale rights with respect to transfers by certain Common Stock Holders.
     NOW, THEREFORE, in consideration of the mutual promises herein contained, and other consideration, the receipt and adequacy of which hereby is acknowledged, the parties hereto agree as follows:

     1. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:
          (a) “Common Stock Holder’s Share” means (i) as to the Right of First Refusal (as defined below), the number of shares of Common Stock then held by a Common Stock Holder relative to the number of shares of Common Stock then held by (A) all Investors and issuable upon conversion of all shares of Preferred Stock held by all such Investors having a Right of First Refusal in such instance and (B) Common Stock Holders exercising their Rights of First Refusal, and (ii) as to the Right of Co-Sale, an amount determined (i) by multiplying the number of Offered Shares (as defined below) by (ii) the ratio determined by dividing (A) the number of Shares (as defined below) held by a Common Stock Holder by (B) the aggregate number of Shares held by all Investors and all Common Stock Holders having a Right of Co-Sale plus the number of Shares held by the Common Stock Holder proposing to make a Transfer.
          (b) “Initial Public Offering” means the closing of a firmly underwritten public offering of shares of Common Stock by the Company at a per share price not less than $9.85 per share (as adjusted for stock dividends, splits, combinations, etc.) and for a total offering of not less than thirty million dollars ($30,000,000), after deduction of underwriters commissions and expenses. A “public offering” means a registered offering of the Company’s securities to the general public (other than an offering covered by a registration statement relating solely to a sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or a transaction within the scope of Rule 145 promulgated under the Securities Act).
          (c) “Investor’s Share” means (i) as to the Right of First Refusal (as defined below), the number of shares of Common Stock then held by an Investor and issuable upon conversion of all shares of Preferred Stock held by such Investor relative to the number of shares of Common Stock then held by all Investors and issuable upon conversion of all shares of Preferred Stock held by all such Investors and Common Stock Holders exercising their Rights of First Refusal, and (ii) as to the Right of Co-Sale, an amount determined (i) by multiplying the number of Offered Shares (as defined below) by (ii) the ratio determined by dividing (A) the number of Shares (as defined below) held by an Investor by (B) the aggregate number of Shares held by all Investors, all Common Stock Holders having a Right of Co-Sale plus the number of Shares held by the Common Stock Holder proposing to make a Transfer.
          (d) “Offered Shares” means all Shares proposed to be transferred hereunder by a Common Stock Holder.
          (e) “Right of Co-Sale” means the right of co-sale provided to the Investors, and the Common Stock Holders in Section 4 of this Agreement.
          (f) “Shares” means and includes all shares of Common Stock and Preferred Stock of the Company issued and outstanding at the relevant time plus (i) all shares of Common Stock and Preferred Stock of the Company that may be issued upon exercise of any options, warrants and other rights of any kind that are then exercisable, and (ii) all shares of Common Stock and Preferred Stock of the Company that may be issued upon conversion of (A) any convertible securities, including, without limitation, preferred stock and debt securities then outstanding, which are by their terms then convertible into or exchangeable for Common Stock and Preferred Stock of the Company or (B) any such convertible securities issuable upon exercise of options, warrants or other rights that are then exercisable.
          (g) “Transfer” means and includes any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, except:
               (i) any transfers of Shares by a Common Stock Holder to the Common Stock Holder’s spouse, lineal descendant or antecedent, father, mother, brother or sister, the adopted child or adopted grandchild of the Common Stock Holder, or the spouse of any child, adopted child, grandchild or adopted grandchild of the Common Stock Holder, or to a trust or trusts for the exclusive benefit of the Common Stock Holder or their family members as described in this Section 1(g)(i), transfers of Shares by the Common Stock Holder by devise or descent, or transfers by way of any pledge made by the Common Stock Holder pursuant to a bona fide loan transaction that creates a mere security interest;
               (ii) any transfer of Shares by the Common Stock Holder made: (A) pursuant to a merger or consolidation of the Company with or into another corporation or other entity; (B) pursuant to the winding up and dissolution of the Company; or (C) at, and pursuant to, the Initial Public Offering; or
               (iii) any transfers for no consideration of up to 500,000 of the Shares by Payam Zamani for gifting and/or estate planning purposes;
provided, however that any transferee or other recipient receiving Shares pursuant to the exceptions set forth in this Sections l(g)(i) and l(g)(iii) will execute a counterpart of this Agreement and become bound thereby in the same manner as the transferor.
          (h) “Right of First Refusal” means the right of first refusal provided to the Investors and the Common Stock Holders in Section 3 of this Agreement.
     2. Notice of Proposed Transfer. Before a Common Stock Holder may effect any Transfer of any Shares, he must give to the Company, the Investors and the other Common Stock Holders a written notice (the “Transfer Notice”) signed by him stating (a) his bona fide intention to transfer such Shares; (b) the number of Offered Shares; (c) the name, address and relationship to him, if any, of each proposed purchaser or other transferee; and (d) the bona fide cash price or, in reasonable detail, other consideration, per share for which he proposes to transfer or sell such Offered Shares (the “Offered Price”). The Common Stock Holder proposing to Transfer the Offered Shares shall be referred to herein as the “Transferring Holder.” Upon the request of the Company, an Investor or a Common Stock Holder, the Transferring Holder will promptly furnish such additional information to the Company, the Investors or the Common Stock Holder as may be reasonably requested to establish that the offer and proposed Transfer are bona fide. Notwithstanding the foregoing, (i) with respect to any proposed Transfer of any Shares acquired by a Common Stock Holder pursuant to the Common Stock Purchase Agreement dated April 15, 2005 between the Company and the parties thereto (the “Common Stock Purchase Agreement”)

(other than a proposed transfer by Payam Zamani), no Transfer Notice need be provided to the Investors and the other Common Stock Holders, and (ii) with respect to any proposed Transfer of any Shares held by Non-Founders, no Transfer Notice need be provided to the Investors and the parties to the Common Stock Purchase Agreement who are not otherwise a party to the Amended and Restated Shareholder Rights Agreement dated as of August 18, 2005 between the Company and the parties thereto (the “Shareholder Rights Agreement”).
     3. Right of First Refusal.
          (a) The Company, the Investors’ and the Common Stock Holder’s Right. With respect to any Transfer by any Transferring Holder, the Company shall first have the Right of First Refusal to purchase all or a portion of the Offered Shares exercisable as set forth in Section 3(b) below (the “Company Right”). The Investors and the Common Stock Holders, respectively, shall then have the Right of First Refusal to purchase all or any part of the Offered Shares not purchased by the Company pursuant to Section 3(c) below (the “Investors Right’ and the “Common Stock Holders Right” respectively). Notwithstanding the foregoing, (i) only a Company Right shall apply to the Shares acquired pursuant to the Common Stock Purchase Agreement, other than the Shares so acquired by Payam Zamani, (ii) no Investor Right shall apply to any Offered Shares offered by Non-Founders and (iii) only Common Stock Holders who are parties to the Shareholder Rights Agreement shall have a Common Stock Holders Right. The Common Stock Holders Right shall not apply to shares sold by Common Stock Holders under a right of co-sale, as set forth in the Amended and Restated Shareholder Rights Agreement dated as of August 18, 2005.
          (b) Exercise of the Company’s Right of First Refusal. The Company Right may be exercised as follows:
               (i) If the Company desires to purchase all or any part of the Offered Shares, the Company must, within twenty (20) days following receipt of the Transfer Notice (the “Company Refusal Period”), give written notice to the Transferring Holder of the Company’s election to purchase some or all of the Offered Shares. To the extent that the Company elects not to purchase the Offered Shares, the remaining Offered Shares may be purchased by the Investors and the Common Stock Holders as set forth in Section 3(c) below and as otherwise limited by subsection 3(a) above.
               (ii) Within fifteen (15) days after expiration of the Company Refusal Period, the Company will give written notice (the “Company’s Expiration Notice”) to the Transferring Holder, the Investors and the Common Stock Holders specifying either (A) that all or a portion of the Offered Shares was subscribed by the Company or (B) that the Company waived its Company Right. Notwithstanding any failure by the Company to deliver a Company’s Expiration Notice, a failure by the Company to exercise the Company Right within the Company Refusal Period shall be deemed a waiver of such right, however such failure shall not affect the Investors’ and Common Stock Holders’ Right of First Refusal as set forth in Section 3(c) below.
          (c) Exercise of Investors’ and Common Stock Holders’ Right of First Refusal. The Investors Right and the Common Stock Holders Right may be exercised as follows:

               (i) To the extent the Company does not exercise the Company Right with respect to the Offered Shares, the Investors and the Common Stock Holders shall have the opportunity to purchase up to each of their respective Investor’s Share and Common Stock Holder’s Share of the remaining Offered Shares.
               (ii) If an Investor or Common Stock Holder or their assignees desire to purchase the remaining Offered Shares, such Investor and Common Stock Holder must, within a twenty (20) day period (the “Investor/Common Stock Holder Refusal Period”) commencing on the date of (A) the Company’s Expiration Notice or (B) the thirty-fifth (35th) day after the Transfer Notice, give written notice (“Investor/Common Stock Holder Notice”) to the Transferring Holder and to the Company of such Investor’s or Common Stock Holder’s election, as the case may be, to purchase the Offered Shares. In the event that an Investor elects not to purchase any of the remaining Offered Shares, such Investor or Common Stock Holder shall, within five (5) days after expiration of the Investor/Common Stock Holder Refusal Period, give written notice (“Investor/Common Stock Holder Expiration Notice”) to the Transferring Holder that such Investor or Common Stock Holder is waiving its right to purchase some or all such Offered Shares under this Section 3(c). Notwithstanding any failure by an Investor or Common Stock Holder to deliver the Investor/Common Stock Holder Expiration Notice, a failure by an Investor or Common Stock Holder to exercise its Right of First Refusal within the Investor/Common Stock Holder Refusal Period shall be deemed a waiver of such right. During the five (5) days commencing after expiration of the Investor/Common Stock Holder Refusal Period, each Investor purchasing his full Investor’s Share shall be entitled to obtain that portion of the Offered Shares for which the Investors were entitled to subscribe but which were not subscribed for by the Investors (the “Over-allotment Shares”) that is equal to the proportion of the outstanding Common Stock, as defined in the Amended and Restated Investor Rights Agreement of even date, held by such Investor bears to the total number of outstanding Common Stock held by all Investors.
          (d) Purchase Price. The purchase price for the Offered Shares to be purchased by the Company exercising the Company Right, the Investor exercising the Investors Right or Common Stock Holder exercising the Common Stock Holders Right will be the Offered Price, but will be payable as set forth in Section 3(e) hereof. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith, which determination will be binding upon the Company, the Investor, the Common Stock Holder and the Transferring Holder absent fraud or error.
          (e) Payment. Payment of the purchase price for the Offered Shares purchased by the Company, the Investor or the Common Stock Holder exercising its respective rights hereunder shall be made the earlier of (A) within seven (7) days after the date of the Investor/Common Stock Holder Expiration Notice or (B) prior to the sixtieth (60th) day following the Transfer Notice. Payment of the purchase price will be made (i) in cash or by wire transfer of immediately available funds, (ii) by cancellation of all or a portion of any outstanding indebtedness of the Transferring Holder to the purchaser, or (iii) by any combination of the foregoing.

          (f) Rights as a Shareholder. If the Company exercises the Company Right, an Investor exercises its Investors Right or a Common Stock Holder exercises its Common Stock Holders Right to purchase the Offered Shares, then, upon consummation of such purchase, the Transferring Holder will have no further rights as a holder of the Offered Shares except the right to receive payment for the Offered Shares from the Company, the Investor or the Common Stock Holder in accordance with the terms of this Agreement, and the Transferring Holder will forthwith cause all certificate(s) evidencing such Offered Shares to be surrendered to the Company for transfer to the Company, the Investor or the Common Stock Holder, as the case may be.
          (g) Transferring Holder’s Right to Transfer. If the Company, the Investors or the Common Stock Holders have not elected to purchase all or part of the Offered Shares, then, subject to the Right of Co-Sale set forth in Section 4 below, the Transferring Holder may transfer that portion of the Offered Shares proposed to be sold by the Transferring Holder, to any person named as a purchaser or other transferee in the Transfer Notice, at the Offered Price or at a higher price, provided that such transfer (i) is consummated within ninety (90) days after the date of the Transfer Notice and (ii) is in accordance with all the terms of this Agreement. If the Offered Shares are not so transferred during such 90 day period, then the Transferring Holder may not transfer any of such Offered Shares without complying again in full with the provisions of this Agreement.
     4. Right of Co-Sale.
          (a) Right of Co-Sale. To the extent the Company, the Investors and the Common Stock Holders have waived or failed to timely exercise their Company Right, Investors Right or Common Stock Holders Right, respectively, as to the Offered Shares, any Investor or Common Stock Holder may elect to transfer to the transferee proposed in the Transfer Notice his Investor’s Share and Common Stock Holder’s Share of the Offered Shares on the same terms and conditions set forth in the Transfer Notice (including the same price per Share, on an as- converted to Common Stock basis), by giving written notice to the Transferring Holder by the twentieth (20th) day following the Transfer Notice, specifying the number of shares and type of Shares that the Investor or Common Stock Holder desires to transfer to the transferee. Notwithstanding the foregoing, (i) no Investor shall have a Right of Co-Sale with respect to any sale by a Non-Founder and (ii) no Investor or Common Stock Holder shall have a Right of Co-Sale with respect to any sale by a Common Stock Holder who is not a party to the Shareholder Rights Agreement.
          (b) Consummation of Co-Sale Each Investor or Common Stock Holder exercising the Right of Co-Sale (the “Exercising Shareholder”) shall deliver to the Transferring Holder, at the closing of the transfer of Offered Shares to such transferee (the “Closing”), a number of certificates, properly endorsed for transfer, representing such stock to be transferred by the Exercising Shareholder. At the Closing, such certificates or other instruments will be transferred and delivered to the transferee set forth in the Transfer Notice in consummation of the transfer of the Offered Shares pursuant to the terms and conditions specified in such notice, and the Transferring Holder will remit, or will cause to be remitted, to the Exercising Shareholder within three (3) days after such Closing that portion of the proceeds of the transfer to which the Exercising Shareholder is entitled by reason of the Exercising Shareholder’s participation in such transfer pursuant to the Right of Co-Sale.
          (c) Exceptions from Right of Co-Sale. The Right of Co-Sale will not be applicable to a proposed Transfer by a Transferring Holder in the event that the Company exercises in full its Company Right with respect to the Offered Shares.
     5. Multiple Series, Class or Type of Shares If the Offered Shares consist of more than one series or class or type of stock, the Investors and the Common Stock Holders have the right to sell hereunder pursuant to Section 4, each such series, class or type; provided, however, that if, as to the Right of Co-Sale, the proposed transferee is not willing to purchase any Shares from any Exercising Shareholder, then such Exercising Shareholder will have the put right (the “Put Right”) set forth in Section 6(b) hereof.
     6. Refusal to Transfer.
          (a) Refusal to Transfer. Any attempt by a Common Stock Holder to transfer any Shares in violation of any provision of this Agreement will be void. The Company will not be required (i) to transfer on its books any Shares that have been sold, gifted or otherwise transferred in violation of this Agreement, or (ii) to treat as the owner of such Shares, or to accord the right to vote or pay dividends to any purchaser, donee or other transferee to whom such Shares may have been so transferred.
          (b) Put Right. If a Common Stock Holder transfers any Shares in contravention of the rights hereunder (a “Prohibited Transfer”), or if the proposed transferee of Offered Shares is unwilling to purchase any Shares from the Exercising Shareholder, the Exercising Shareholder may, by delivery of written notice to the Common Stock Holder (a “Put Notice”) within fifteen (15) days after (i) the Closing as defined in Subsection 4(b) above, or (ii) the date on which the Exercising Shareholder becomes aware of the Prohibited Transfer or the terms thereof, require the Common Stock Holder to purchase from the Exercising Shareholder for cash or such other consideration as the Common Stock Holder received in the Prohibited Transfer or at the Closing that number of Shares (of the same class, series or type as transferred in the Prohibited Transfer or at the Closing if the Exercising Shareholder then owns Shares of such class, series or type; otherwise of Common Stock) having a purchase price equal to the aggregate purchase price the Exercising Shareholder would have received in the Closing of such Prohibited Transfer if the Exercising Shareholder had elected to exercise its Right of First Refusal or Right of Co-Sale with respect thereto or in the Closing if the proposed transferee had been willing to purchase the Shares of the Exercising Shareholder. The closing of such sale to the Common Stock Holder will occur within seven (7) days after the date of the Exercising Shareholder’s Put Notice to the Common Stock Holder.
     7. Restrictive Legend and Stop-Transfer Orders.
          (a) Right of First Refusal and Co-Sale Legend. The Common Stock Holders understand and agree that the Company will cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Shares by the Common Stock Holders:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RIGHTS OF RIGHT OF FIRST REFUSAL AND CO-SALE AS SET FORTH IN A RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES, THE COMPANY AND CERTAIN SHAREHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH RIGHTS OF FIRST REFUSAL AND CO-SALE ARE BINDING ON CERTAIN TRANSFEREES OF THESE SHARES.
          (b) Stop Transfer Instructions. The Common Stock Holders agree, to ensure compliance with the restrictions referred to herein, that the Company may issue appropriate “stop transfer” certificates or instructions and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its records.
     8. No Adverse Effect. The exercise, waiver or non-exercise of the rights of the Investors and Common Stock Holders hereunder to participate in one or more sales of Offered Shares made by the Common Stock Holders shall not adversely affect their rights to participate in subsequent sales of Offered Shares by the Common Stock Holders.
     9. Termination. This Agreement shall terminate and be of no further force and effect upon the earlier of (i) the Initial Public Offering, or (ii) the consummation of a sale of all or substantially all of the assets or merger of the Company or other acquisition transaction pursuant to which the shareholders of the Company receive securities of a buyer whose shares are publicly traded or pursuant to which the shareholders of the Company immediately prior to such transaction own less than fifty percent (50%) of the voting shares of the surviving or successor corporation immediately after such transaction.
     10. New Shareholders. Notwithstanding anything herein to the contrary, if additional parties purchase Series B Preferred from the Company (each such party, a “New Shareholder”), then each such New Shareholder shall become a party to this Agreement as an “Investor” hereunder, without the need for any consent, approval or signature of any Investor, the Common Stock Holders or the Company when such New Shareholder has both: (a) purchased Series B Preferred and paid the Company all consideration payable for such shares and (b) executed one or more counterpart signature pages to this Agreement as an “Investor.”
     11. Miscellaneous Provisions.
          (a) Notices, Etc. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 11(a)), and if to the Company, addressed to 12667 Alcosta Blvd., Suite 200, San Ramon, California 94583, Attn: Payam Zamani, President, with a copy to DLA Piper US LLP, 2000 University Avenue, East Palo Alto, California 94303, Attn: Andrew D. Zeif, Esq.
          (b) Binding on Successors and Assigns. This Agreement, and the rights and obligations of the parties hereunder, will inure to the benefit of, and be binding upon, their respective successors, assigns, heirs, executors, administrators and legal representatives. Any permitted transferee of a Founder who is required to become a party hereto will be considered a “Founder” for purposes of this Agreement, and permitted transferred of a Non-Founder who is required to become a party hereto will be considered a “Non-Founder” for purposes of this Agreement, and any permitted transferee of Shares held by an Investor will be considered an “Investor” for purposes of this Agreement.
          (c) Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible and such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision had (to the extent not enforceable) never been contained herein.
          (d) Amendment. This Agreement may be amended only by a written instrument executed by the Company, by the Founders holding at least a majority of the Common Stock of the Company then held by the Founders who are then providing services to the Company as an officer, employee or consultant and by Investors holding at least a majority of the Company’s Preferred Stock (on an as-converted to Common Stock basis) and Common Stock issued upon conversion thereof. Notwithstanding the foregoing, any amendment that adversely impacts the rights of the Non-Founders shall require the approval of the Non-Founders holding at least a majority of the Common Stock of the Company then held by the Non- Founders. For the purposes of clarity, the addition of shareholders of the Company as beneficiaries under this Agreement, so long as such shareholders’ rights hereunder are not superior to the rights of the Common Stock Holders hereunder, shall not be deemed to adversely impact the rights of the Common Stock Holders hereunder.
          (e) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California without regard to conflict of law principles.
          (f) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all such counterparts together will constitute one and the same instrument.
          (g) Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the specific subject mater hereof and supersedes in its entirety all other agreements or understandings between or among the parties hereto with respect to such specific subject matter.
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     IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: REPLY! INC.
By:	/s/ Payam Zamani
Payam Zamani, President

FOUNDERS:
By:	/s/ Payam Zamani
Payam Zamani

By:	/s/ John Truchard
John Truchard

INVESTOR: Scale Venture Partners II, LP By: Scale Venture Management II, LLC Its general partner
By:	/s/ Sharon Wienbar
Name: Sharon Wienbar
Title:Managing Director 950 Tower Lane, Suite 700 Foster City, CA 94404 Tel: (650) 378-6017 Fax: (650) 378-6040

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

INVESTOR: Outlook Ventures IIP, L.P. By Outlook Management II LLC
By:	/s/ Randy M. Haykin
	Name:	Randy Haykin
Its: Managing Director

Outlook Ventures III, L.P. By Outlook Management III LLC
By:	/s/ Randy M. Haykin
	Name:	Randy Haykin
Its: Managing Director

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

INVESTOR: DEBORAH COLEMAN
Signature:	/s/ Deborah Coleman
COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

EXHIBIT A
Schedule of Non-Founders
Thomas Stone
Sean Fox
Bill Miles
Scott Oakley
Greg Little
Magnus Sublett
Jay Otlewski
Lynn Otlewski
Joe Otlewski
Peter Luft
Robert Bergquist
Farhang Zamani
Frank Chimento
James Barrett
Steve Arentzoff
David Greene
Andre Crisp
Mark Tepper
Anthony Wilson
Victor Choy
May One LLC
Timothy & Amy Ng
Donald Pickering

EXHIBIT B
List of Investors
Outlook Ventures
Scale Venture Partners II, LP
Deborah Coleman

EXHIBIT C
Schedule of Founders

No. of Shares of
Name of Founder	Common Stock
Payam Zamani	8,780,000
Benham Behrouzi	1,040,000
John Truchard	1,040,000

TOTAL	10,860,000